UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ___________

Commission file number: 0-24611

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Citizens Financial Bank
401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CFS Bancorp, Inc.
707 Ridge Road
Munster, Indiana 46321

Citizens Financial Bank
401(k) Retirement Plan

EIN 35-0227439 PN 002
Accountants’ Report and Financial Statements

December 31, 2011 and 2010

Citizens Financial Bank
401(k) Retirement Plan
December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

Benefits Committee
Citizens Financial Bank
401(k) Retirement Plan
Munster, Indiana

We have audited the accompanying statements of net assets available for benefits of Citizens Financial Bank 401(k) Retirement Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit of the Plan’s financial statements as of and for the year ended December 31, 2011, was made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/ s / BKD, LLP

Indianapolis, Indiana
June 20, 2012

Federal Employer Identification Number: 44-0160260

Citizens Financial Bank
401(k) Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	2011	2010
Assets
Investments, at fair value:
Registered investment funds	$12,792,843	$12,268,959
CFS Bancorp, Inc. common stock	3,742,795	5,095,244
Total investments	16,535,638	17,364,203

Receivables:
Notes receivable from participants	453,575	245,665
Dividends	8,684	9,742
Total receivables	462,259	255,407
Net Assets Available for Benefits	$16,997,897	$17,619,610

See Notes to Financial Statements.

Citizens Financial Bank
401(k) Retirement Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2011 and 2010

	2011	2010
Investment income:
Net appreciation (depreciation) in fair value of investments	$(1,095,158)	$1,434,054
Interest and dividend income	329,234	254,610
Other income	731	334
Net investment income (loss)	(765,193)	1,688,998

Interest income from notes receivable from participants	15,425	10,561

Contributions:
Transfer from ESOP for plan merger (Note 1)	—	4,324,022
Employee	1,029,449	1,018,767
Employer	426,293	407,449
Rollovers	248,533	52,213
Transfer from ESOP for diversification (Note 1)	—	19,974
	1,704,275	5,822,425
Total	954,507	7,521,984

Deductions:
Benefits paid to participants	1,547,689	647,560
Administrative expenses	28,531	21,157
Total	1,576,220	668,717

Net Increase (Decrease) in Net Assets Available for Benefits	(621,713)	6,853,267

Net Assets Available for Benefits, Beginning of Year	17,619,610	10,766,343

Net Assets Available for Benefits, End of Year	$16,997,897	$17,619,610

See Notes to Financial Statements.

Citizens Financial Bank
401(k) Retirement Plan
Notes to Financial Statements
December 31, 2011 and 2010

1.	Description of Plan

The following description of the Citizens Financial Bank 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions. These documents are available from the Plan administrator.

General

The Plan, adopted by Citizens Financial Bank (the “Bank”) on April 30, 1998, and effective on May 1, 1998, is a single employer defined-contribution plan. Effective March 1, 2000, the Suburban Federal Savings 401(k) Plan was merged into the Plan. Eligible participants of Suburban Federal Savings, FSB became participants in the Plan and were granted credit for certain prior service under the terms of the Plan for purposes of eligibility and vesting. The Plan allows all employees of the Bank and its subsidiaries to participate after meeting certain age and service requirements. To be eligible to participate in the Plan, an employee must have attained the age of 21 and completed three months of employment. A participant is eligible to receive profit sharing contributions after completing one year of service. Effective following the close of business on December 31, 2010, the CFS Bancorp, Inc. Employee Stock Ownership Plan (“ESOP”) was merged with and into the 401(k) Retirement Plan. Accordingly, the Plan was amended and restated effective January 1, 2011 to include an ESOP feature.

Both employee and employer contributions along with investment fund transfers may be made to the Employer Common Stock Fund. Effective January 1, 2008, the company match changed to a Safe Harbor formula calculated as a 100% match on the first 1% contributed and a 50% match on the next 5% contributed, for a maximum of 3.5% on the first 6% contributed. This match has a two year cliff vesting schedule.

Previously, participants in the Bank’s ESOP who had attained the age of 55 and had completed ten years of participation in the ESOP were able to diversify part of their CFS Bancorp, Inc. (“Company”) stock held in the ESOP into the 401(k) Plan. Effective January 1, 2011, diversification is available to all participants with three years of service regardless of age. Participants may elect to diversify ESOP contributions and direct that or any part of the account under the ESOP portion of the Plan to be invested in one or more of the other Plan investment options.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is intended to qualify as a salary reduction plan under Section 401(k) of the Internal Revenue Code, as amended by the Tax Reform Act of 1986 (the “Code”). The Vanguard Fiduciary Trust Company serves as the Plan trustee.

Contributions

The Bank contributes and allocates to each participant’s account the amount withheld from each participant’s compensation (employee contributions) pursuant to his or her elective deferral agreement. Participants are eligible to defer up to 100% (or up to the current IRS limit for contributions) of their eligible compensation

Citizens Financial Bank
401(k) Retirement Plan
Notes to Financial Statements (Continued)
December 31, 2011 and 2010

and the Bank will match 100% of the first 1% of employee deferrals and 50% of the next 5% of deferrals. Upon enrollment, participants may direct their contributions, and related matching contributions, in any of the Plan’s investment options.

Dividend Elections

ESOP dividend reinvestment elections were previously made annually through the Human Resources department. Effective January 1, 2011, these elections can now be made through the Plan trustee for participants who elect to receive their dividends in cash rather than reinvesting in Company stock.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Bank’s matching contributions, and an allocation of Plan earnings/losses. Plan earnings/losses from each investment fund option are allocated to participants based on their proportionate share of total assets in that investment fund option.

Vesting

Participants immediately vest in their employee contributions and actual earnings thereon. The Bank’s matching and discretionary profit sharing contributions vest after two years of employment. Previously under the ESOP feature of the Plan, participants were credited with a year of vesting service each time 1,000 hours of service were completed for a consecutive plan year. Effective January 1, 2011, vesting service is counted using the “elapsed time method” which counts each anniversary from a participant’s hire date (regardless of hours) and credits the participant with a year of vesting. The ESOP portion is subject to a three year cliff vesting schedule. This is the same method used to count vesting of the 401(k) employer matching contributions. Previously earned vesting time is protected.

Payment of Benefits

Payment of benefits to a participant who terminates employment, or to a beneficiary, may be made in a lump sum or annual installments over a specified period. A participant may elect to defer distribution of his or her account if the dollar value of the account is over a specific threshold until attaining age 70½.

Forfeited Accounts

At December 31, 2011 and 2010, forfeited nonvested accounts totaled $25,578 and $20,217 respectively. These accounts are used to reduce future employer contributions.

Notes Receivable from Participants

Under the Plan, participants may borrow up to one-half of their account balance in any amount between $1,000 and $50,000. The interest rate for the loan term will be established as of the loan date and is currently the Prime Rate plus 1%. The repayment period is between one and fifteen years for loans used exclusively for the purchase of a primary residence or one and five years for all other loans, at the participant’s option.

Citizens Financial Bank
401(k) Retirement Plan
Notes to Financial Statements (Continued)
December 31, 2011 and 2010

Repayments are made through payroll deductions. When a loan is made, the amount borrowed is transferred from the participant’s deposit account to the participant’s loan account. An origination fee plus an annual administrative fee is deducted from the participant’s account. Subsequent annual administrative fees will be deducted from the participant’s account on or about the anniversary of the loan origination. Loan repayments, including interest, are immediately invested in the participant’s deposit account.

Notes receivable from participants are reported at the amortized principal balance plus accrued but unpaid interest.

Delinquent participant loans are reclassified as distributions based upon the terms of the Plan Document.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual method of accounting.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. Investments in mutual funds are credited with actual earnings on the underlying investments and are valued at the net asset value of shares as determined by quoted market prices. The common stock is valued at the closing price reported on the active market on which it is traded.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the declaration date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Benefits Committee to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Plan Tax Status

The Plan operates under a standardized adoption agreement in connection with a prototype retirement plan and trust/custodial document sponsored by Vanguard Fiduciary Trust Company.  This prototype plan document has been filed with the appropriate agency and has obtained a determination letter from the Internal Revenue Service stating that the prototype constitutes a qualified plan under Section 401 of the Internal Revenue Code and that the related trust was tax exempt as of the financial statement date. The Plan is no longer subject to U.S. Federal tax examinations by authorities for years before 2008.

Citizens Financial Bank
401(k) Retirement Plan
Notes to Financial Statements (Continued)
December 31, 2011 and 2010

Payment of Benefits

Benefits are recorded when paid.

Subsequent Events

Subsequent events have been evaluated through the date of the Independent Accountants’ Report, which is the date the financial statements were available to be issued.

3.	Investments

In conjunction with the Bank’s conversion from a mutual to a stock form of ownership, the participants in the Plan utilized existing funds to purchase common stock of CFS Bancorp, Inc., the Bank’s holding company. At the date of conversion, the Plan purchased 307,232 shares of stock at $10.00 per share for participants choosing to purchase stock in the Company.

At December 31, 2011 and 2010, the Plan was the beneficial owner of 868,398 and 974,234 shares, respectively, of Company common stock. The fair value of this stock at December 31, 2011 and 2010 was $4.31 and $5.23 per share, respectively.

The Plan’s investments are held by a bank-administered trust fund. The Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

	2011
	Net Appreciation (Depreciation) in Fair Value During Year	Fair Value at End of Year
Mutual funds:
Balanced funds	$(269,246)	$11,360,089
Bond funds	3,799	357,165
Domestic stock funds	(7,158)	436,377
International stock funds	(9,737)	54,724
Money market funds	—	584,488
CFS Bancorp, Inc. common stock	(812,816)	3,742,795
	$(1,095,158)	$16,535,638

Citizens Financial Bank
401(k) Retirement Plan
Notes to Financial Statements (Continued)
December 31, 2011 and 2010

	2010
	Net Appreciation (Depreciation) in Fair Value During Year	Fair Value at End of Year
Mutual funds:
Balanced funds	$1,029,695	$10,957,349
Bond funds	6,707	223,737
Domestic stock funds	66,503	482,608
International stock funds	7,107	81,108
Money market funds	—	524,157
CFS Bancorp, Inc. common stock	324,042	5,095,244
	$1,434,054	$17,364,203

The fair value of individual investments that represent 5% or more of the Plan’s assets is as follows:

	2011	2010
Investments at Fair Value as Determined by Quoted Market Price
CFS Bancorp, Inc. common stock	$3,742,795	$5,095,244
Vanguard Target Retirement 2020 Fund	2,952,687	2,789,166
Vanguard Target Retirement 2025 Fund	1,743,366	1,796,166
Vanguard Target Retirement 2035 Fund	1,616,422	1,453,833
Vanguard Target Retirement 2030 Fund	1,286,482	1,212,098
Vanguard Target Retirement 2015 Fund	1,076,315	981,797
Vanguard Target Retirement 2010 Fund	933,553	888,837

4.	Fair Value Measurements

The Bank measures fair value according to Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures, which establishes a fair value hierarchy that prioritizes the inputs used in valuation techniques, but not the valuation techniques themselves. The fair value hierarchy is designed to indicate the relative reliability of the fair value measure. The highest priority is given to quoted prices in active markets and the lowest to unobservable data such as the Bank’s internal information. ASC 820-10 defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” There are three levels of inputs into the fair value hierarchy (Level 1 being the highest priority and Level 3 being the lowest priority):

Level 1 - Unadjusted quoted prices for identical instruments in active markets;

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable; and

Citizens Financial Bank
401(k) Retirement Plan
Notes to Financial Statements (Continued)
December 31, 2011 and 2010

Level 3 - Instruments whose significant value drivers or assumptions are unobservable and that are significant to the fair value of the assets or liabilities.

The following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include common stock and registered investment funds (mutual funds). If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. In certain cases where Level 1 and Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. The Plan does not hold any Level 2 or Level 3 securities.

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall during the dates indicated:

		Fair Value Measurements at December 31, 2011 Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds:
Balanced funds	$11,360,089	$11,360,089	$—	$—
Bond funds	357,165	357,165	—	—
Domestic stock funds	436,377	436,377	—	—
International stock funds	54,724	54,724	—	—
Money market funds	584,488	584,488	—	—
	12,792,843	12,792,843	—	—
CFS Bancorp, Inc. common stock	3,742,795	3,742,795	—	—
Total investments at fair value	$16,535,638	$16,535,638	$—	$—

Citizens Financial Bank
401(k) Retirement Plan
Notes to Financial Statements (Continued)
December 31, 2011 and 2010

		Fair Value Measurements at December 31, 2010 Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds:
Balanced funds	$10,957,349	$10,957,349	$—	$—
Bond funds	223,737	223,737	—	—
Domestic stock funds	482,608	482,608	—	—
International stock funds	81,108	81,108	—	—
Money market funds	524,157	524,157	—	—
	12,268,959	12,268,959	—	—
CFS Bancorp, Inc. common stock	5,095,244	5,095,244	—	—
Total investments at fair value	$17,364,203	$17,364,203	$—	$—

5.	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

6.	Party-In-Interest Transactions

The Plan invests in shares of mutual funds managed by an affiliate of The Vanguard Fiduciary Trust Company. Fees paid by the Plan for investment management services totaled $28,531 and $21,157, respectively, for the years ended December 31, 2011 and 2010.

The Plan invests in shares of common stock of CFS Bancorp, Inc. which is the holding company of Citizens Financial Bank.

The Plan incurs expenses related to general administration and record keeping. The Plan sponsor pays these expenses and certain accounting and auditing fees relating to the Plan.

7.	Differences Between Financial Statements and Form 5500 Information

The following is a reconciliation of net assets available for benefits per the financial statements to the Annual Return/Report of Employee Benefit Plan (Form 5500) at December 31, 2011 and 2010:

	2011	2010
Net assets available for benefits per the financial statements	$16,997,897	$17,619,610
Less: Dividends receivable	(8,684)	(9,742)
Net assets available for benefits per Form 5500	$16,989,213	$17,609,868

Citizens Financial Bank
401(k) Retirement Plan
Notes to Financial Statements (Continued)
December 31, 2011 and 2010

8.	Significant Estimates and Concentrations

Investments

The Plan invests in various investment securities which carry interest rate, market, and credit risks that can result in changes in the investments’ fair value. The financial statements have been prepared using the values and information currently available to the Plan. Due to the level of risks associated with certain investment securities and given the current economic environment, it is at least reasonably possible that changes in the values of investment securities can occur in the near term and that these changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Current Economic Conditions

The current protracted economic decline continues to present employee benefit plans with difficult circumstances and challenges, which in some cases have resulted in large and unanticipated declines in the fair value of investments. The financial statements have been prepared using values and information currently available to the Plan.

Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

Supplemental Schedule

Citizens Financial Bank
401(k) Retirement Plan
EIN 35-0227439 PN 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2011

(a) (b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
Registered Investment Funds:
*Vanguard Target Retirement 2020 Fund	136,131 Units	$2,952,687
*Vanguard Target Retirement 2025 Fund	142,084 Units	1,743,365
*Vanguard Target Retirement 2035 Fund	129,210 Units	1,616,422
*Vanguard Target Retirement 2030 Fund	61,495 Units	1,286,482
*Vanguard Target Retirement 2015 Fund	87,505 Units	1,076,315
*Vanguard Target Retirement 2010 Fund	41,621 Units	933,553
*Vanguard Prime Money Market Fund	453,800 Units	584,488
*Vanguard Target Retirement 2040 Fund	27,797 Units	569,831
*Vanguard Target Retirement 2005 Fund	39,227 Units	469,934
*Vanguard Target Retirement 2045 Fund	26,795 Units	344,854
*Vanguard Total Bond Market Index Fund	19,915 Shares	219,065
*Vanguard Balanced Index Fund	9,545 Shares	207,896
*Vanguard High-Yield Corporate Fund	24,271 Shares	138,100
*Vanguard 500 Index Fund	1,048 Shares	121,306
*Vanguard Target Retirement 2050 Fund	5,932 Units	121,075
*Vanguard Growth Index Fund	2,979 Shares	94,702
*Vanguard Mid-Cap Growth Index Fund	2,964 Units	69,451
*Vanguard Total International Stock Index Fund	4,190 Units	54,724
*Vanguard Small Cap Growth Index Fund	2,221 Units	47,730
*Vanguard Value Index Fund	1,824 Shares	37,344
*Vanguard Target Retirement Income	3,161 Units	36,443
*Vanguard Small-Cap Value Index Fund	1,429 Units	21,486
*Vanguard Small-Cap Index Fund	564 Shares	18,841
*Vanguard Mid-Cap Value Index Fund	691 Shares	14,052
*Vanguard Mid-Cap Index Fund	583 Shares	11,465
*Vanguard Target Retirement 2055 Fund	56 Units	1,232
		12,792,843

Employer Common Stock - *CFS Bancorp, Inc.	868,398 Shares	3,742,795

*Notes Receivable from Participants	4.25% to 9.25%	453,575

		$16,989,213
*Party in interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administration for the Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

CITIZENS FINANCIAL BANK
401(k) RETIREMENT FUND

Date:	June 20, 2012	By:	/s/ Jerry A. Weberling
Jerry A. Weberling Plan Administrator

INDEX TO EXHIBITS

Number	Description
23.1	Consent of Independent Registered Accounting Firm